

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via e-mail
Stephen N. Landsman, Esq.
Executive Vice President and General Counsel
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

> **Re:** **Univar Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 14, 2014**
> **File No. 333-197085**

Dear Mr. Landsman:

We have reviewed your registration statement and have the following comment.

Description of Capital Stock, page 142

1. We note disclosure in the preamble that the descriptions are summaries and are qualified in their entirety by reference to applicable provisions of Delaware General Corporation Law. You may not qualify the description of your capital stock by reference to Delaware General Corporation Law or other information not filed as an exhibit. Please refer to Rule 411(a) of Regulation C of the Securities Act of 1933. Please revise your prospectus accordingly.

You may contact Tracie Towner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions the financial statements and related matters. Please contact Leland Benton at 202-551-3791 or Craig Slivka at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Steven J. Slutzky (*via e-mail*)
Debevoise & Plimpton LLP